UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Elemeno Health, Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      January 29, 2016

Physical address of issuer
2910 Ford Street, Oakland, CA, 94601

Website of issuer
https://www.elemenohealth.com

Name of intermediary through which the offering will be conducted
StartEngine Capital, LLC

CIK number of intermediary
0001665160

SEC file number of intermediary
007-00007

CRD number, if applicable, of intermediary

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of one percent (1%) to eleven percent (11%) of the amount raised in the offering. Please refer to Exhibit F of this Form C for further detail of the StartEngine Subscription process.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Series Seed-2 Preferred Stock

Target number of Securities to be offered
11,627

Price (or method for determining price)
$0.86

Target offering amount
$9,999.22

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$3,929,998.76

Deadline to reach the target offering amount
September 15, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
23

The Company currently has seventeen (17) full-time employees and six (6) part-time employees.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$2,260,504	$542,441
Cash & Cash Equivalents	$1,905,551	$251,677
Accounts Receivable	$156,000	$214,142
Short-term Debt	$38,743	$25,620
Long-term Debt*	$1,705,225	$1,509,807
Revenues/Sales	$1,047,195	$603,763
Cost of Goods Sold	$334,204	$152,673
Taxes Paid	$800.00	$800.00
Net Income (Loss)	$(1,349,246)	$(1,116,953)

* Note that Long-Term Debt does not include accounts payable and other current liabilities.
** The only taxes paid by the Company are its Delaware franchise tax and California minimum franchise tax. The Company's tax returns have not been filed for 2020.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Arup Roy-Berman
_____
(Signature)

Arup Roy-Burman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Arup Roy-Berman
_____
(Signature)

Dr. Arup Roy-Burman
_____
(Name)

Director
_____
(Title)

June 25, 2021
_____
(Date)

/s/Crista Bailey
_____
(Signature)

Crista Bailey
_____
(Name)

Director
_____
(Title)

June 25, 2021
_____
(Date)

/s/Rachel Fish
_____
(Signature)

Rachel Fish
_____
(Name)

Director
_____
(Title)

June 25, 2021
_____
(Date)

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: StartEngine Subscription Process
EXHIBIT F: Video Transcript
EXHIBIT G: Draft Restated Certificate of Incorporation

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

June 25, 2021

Elemeno Health, Inc.



Up to $3,929,998.76 of Shares of Series Seed-2 Preferred Stock

Elemeno Health, Inc. ("**Elemeno Health**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $3,929,998.76 worth of shares of Series Seed-2 Preferred Stock of the Company (the "**Securities**"). The minimum target offering amount is $9,999.22 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $3,929,998.76 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by September 15, 2021 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.elemenohealth.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.startengine.com/elemeno-health

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Elemeno Health, Inc. is a Delaware corporation, incorporated on January 29, 2016. In connection with this Offering, the Company intends to convert into a Delaware public benefit corporation.

The Company is located at 2910 Ford Street, Oakland, CA, United States.

The Company's website is https://www.elemenohealth.com.

The Company conducts business in all 50 states of the United States with potential expansion to Canada and the United Kingdom.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the StartEngine Capital, LLC website under https://www.startengine.com/elemeno-health and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum $ amount of shares of Series Seed-2 Preferred Stock being offered	$9,999.22
Total shares of Series Seed-2 Preferred Stock (outstanding after Offering if Target Offering Amount met)	11,627*
Maximum $ amount of shares of Series Seed-2 Preferred Stock being offered	$3,929,998.76
Total shares of Series Seed-2 Preferred Stock outstanding after Offering if Maximum Offering Amount met	4,686,046*
Purchase price per Security	$0.86 per share
Minimum Individual Purchase Amount	$249.40+
Offering deadline	September 15, 2021
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of Series Seed-2 Preferred Stock outstanding is (a) subject to increase in an amount equal to the Intermediary's fee of 2.0% of the Securities issued in this Offering and (b) does not include shares of

Series Seed-2 Preferred Stock issued upon conversion of convertible securities outstanding to any investors purchasing shares of Series Seed-2 Preferred Stock pursuant to Regulation D Rule 506(b).

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay the following commissions based on the amount raised in the Offering to the Intermediary:

(i)   a 3.5% commission based on the dollar amount received from US investors for ACH and Wire Payments* and a 5.5% commission based on the dollar amount received from International ACH and Wire Payments. In addition, 3.5% will be charged to the investor;

(ii)   a 7.5% commission based on the dollar amount received from US investors for Credit Card Payments and 9.5% commission based on the dollar amount received from International Credit Card Payments. In addition, 3.5% will be charged to the investor;

(iii)   in addition, Company shall pay 2% commission to StartEngine paid in the form of the securities being offered in the Offering; and

(iv)   the Company shall only pay 1% cash commission based on the investment dollar amount received from a specific list of no more than 20 institutional or angel investors that the Company will provide to StartEngine before launching the Offering on the Site.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$249.40	$8.73	$240.67
Aggregate Target Offering Amount	$9,999.22	$349.97	$9,649.25
Aggregate Maximum Offering Amount	$3,929,998.76	$137,549.96	$3,792,448.80

(1)   This assumes a 3.5% commission rate and excludes fees to Company's advisors, such as attorneys and accountants. The actual commission rate will be between 1% and 11% according to the commissions described above.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Offering

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "**Securities Act**"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The shares of Series Seed-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the shares of Series Seed-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Series Seed-2 Preferred Stock. Because the shares of Series Seed-2 Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares of Series Seed-2 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Series Seed-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights; holders of Series Seed-2 Preferred Stock will be required to enter into a proxy with the Company's CEO to ensure any statutory voting rights are voted in tandem with the Company's CEO.

Shares of Series Seed-2 Preferred Stock will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the holders of shares of Series Seed-2 Preferred Stock will be required to enter into a proxy agreement with the Company's CEO. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The Company may never elect to undergo a liquidity event.

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce a Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchasers. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of the Securities will be entitled to a 1x non-participating liquidation preference. This means that such Purchasers may be entitled to a return of their principal amount, will have a level of priority senior to holders of Common Stock, and will only receive distributions once all creditors as well as holders of more senior securities, which may include future holders of later series of Preferred Stock, have been paid in full. Holder of the Securities cannot be guaranteed a return in the event of a dissolution event or bankruptcy. This right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine Capital, LLC instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Risks Relating to Conversion into a Public Benefit Corporation

The Company intends to convert into a Delaware public benefit corporation. As a public benefit corporation, the Company cannot provide any assurance that the Company will achieve its public benefit purpose.

As a public benefit corporation, the Company will be required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing the Company's stockholders' pecuniary interests, the best interests of those materially affected by the Company's conduct, and the public benefit or benefits identified by the Company's proposed restated certificate of incorporation attached hereto as Exhibit G. There is no assurance that the Company will achieve its public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on the Company's reputation, which in turn may have a material adverse effect on the Company's business, results of operations and financial condition.

As a public benefit corporation, the Company is required to publicly disclose a report at least biennially on the Company's overall public benefit performance and on the Company's assessment of its success in achieving its specific public benefit purpose. If the Company is not timely or unable to provide this report, or if the report is not viewed favorably by parties doing business with the Company or regulators or others reviewing the Company's credentials, the Company's reputation and status as a public benefit corporation may be harmed.

As a public benefit corporation, the Company's focus on a specific public benefit purpose and producing a positive effect for society may negatively impact the Company's financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, the Company's directors have a fiduciary duty to consider not only the stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the Company's actions. Therefore, the Company may take actions that it believes will be in the best interests of those stakeholders materially affected by the Company's specific benefit purpose, even if those actions do not maximize the Company's financial results. While the Company intends for this public benefit designation and obligation to provide an overall net benefit to the Company and its customers, it could instead cause the Company to make decisions and take actions without seeking to maximize the income generated from the Company's business, and hence available for distribution to its stockholders. The Company's pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe it expects or at all, yet may have an immediate negative effect on any amounts available for distribution to its stockholders. Accordingly, being a public benefit corporation and complying with the Company's related obligations could have a material adverse effect on the Company's business, results of operations and financial condition, which in turn could cause the Company's stock price to decline.

As a public benefit corporation, the Company may be less attractive as a takeover target than a traditional company would be and, therefore, an Investor's ability to realize its investment through an acquisition may be limited. For example, public benefit corporations may not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and shareholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that board of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

The Company's directors have a fiduciary duty to consider not only the Company's stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the Company's actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of the Company's stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit and the interests of other stakeholders affected by the company's actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, the Company's directors are not merely permitted, but obligated, to consider the Company's specific public benefit and the interests of other stakeholders. In the event of a conflict between the interests of the Company's stockholders and the interests of the Company's specific public benefit or its other stakeholders, the Company's directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of the Company's stockholders, which could have a material adverse effect on the Company's business, results of operations and financial condition, which in turn could cause the Company's stock price to decline.

As a Delaware public benefit corporation, the Company may be subject to increased derivative litigation concerning its duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on the Company's financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the Company's outstanding shares) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, the Company may be subject to the possibility of increased derivative litigation, which would require the attention of the Company's management, and, as a result, may adversely impact management's ability to effectively execute its strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on the Company's financial condition and results of operations.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Point-of-care microlearning, as a service. The Elemeno platform, a subscription combination of cloud software and custom content creation service, provides "just-in-time" training and team-based communication, enabling frontline nurses, doctors, and staff to access interactive guidelines, smart checklists and concise how-to videos, on-demand, 24/7. Complicated best practices are simplified into bite-sized learning. Social and "gamification" elements included in the platform enable frontline teams and management to give each other recognition and hold friendly departmental challenges. The platform connects departmental knowledge point-to-point with frontline staff across the organization. Through end-user analytics, institutional administration and leadership are able to gain deep insight into caregiver behavior and practice effectiveness. Increased practice consistency results in higher patient safety, labor savings, and improved outcomes. Sharing tools allow managers in different hospital to learn from one another, accelerating knowledge spread across the industry.

Business Plan

Elemeno's go-to-market is based upon a land-and-expand strategy. All facilities using Elemeno have been renewing, with many additionally expanding. Clients are happy to share their experiences with others. Elemeno's growth to date has been direct sales, without a marketing program. To increase landings, we will launch a comprehensive marketing program, leveraging our current client experiences and success stories through content marketing targeting our buyer personas. In parallel, we will develop channel partners (e.g., professional organizations, consulting firms, device and pharma, nurse staffing companies). In the near term, this marketing program and associated expansion of sales capabilities will drive our COVID-19 frontline readiness solution, to maximize quick landings in new clients with a focused high-value use-case. As COVID-19 slows, the sales team will increase focus on expansion of established clients, leveraging internal client success stories to extend Elemeno into additional departments within the same client, or to partner institutions within their same hospital system.

The Company's Products and/or Services

Product / Service	Description	Current Market
Elemeno	First business-to-business ("B2B") software as a service ("SaaS")	Healthcare organizations across the continuum of care. Ambulatory

	microlearning as a service, for the point-of-care.	clinic systems, hospitals, emergency departments, medical transport, post-acute care (e.g., nursing homes, hospice, home care).

Competition

Our primary competitor is the status quo -- an analog system of team-based binders, fliers, emails, and staff meetings. Our primary indirect competitors are Learning Management Systems ("LMS") such as Healthstream and Cornerstone, as well as Best Practice Libraries ("BPL") such as Lippincott, Elsevier, and UpToDate. Both systems are designed for regulatory and compliance purposes. Elemeno is purpose-built to provide point-of-care support for frontline teams and their managers (e.g., natural clinical workgroups) and thus decentralizes control to each workgroup's leadership. Unlike LMS solutions and BPLs, Elemeno is designed to be mobile-friendly and readily accessible at the point of care. Elemeno makes it simple to create and disseminate user-generated content with no need for IT support.

Customer Base

We sell our SaaS solution business-to-business. Our clients are outpatient clinics, hospitals, emergency departments, medical transport systems, and post-acute care facilities such as nursing homes, hospice, home care. We sell our SaaS solutions to operational leadership executives in these organizations. Our users include departmental managers, directors, educators, and frontline staff such as nurses, therapists, and doctors. Users range in age from Baby-Boomers to Post-Millennials.

Intellectual Property

Through a licensing agreement with University of California San Francisco ("UCSF"), Elemeno has the exclusive right to commercialize the initial know-how of CEO, Dr. Arup Roy-Burman, based on his work at UCSF prior to founding Elemeno. The Company currently has no registered or provisional patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering, which differs from our most recent use of proceeds as described in the Expenses section on page 25. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
StartEngine Platform Fees*	3.5%	$349.98	3.5%	$137,549.96
Sales and Marketing **	29.0%	$2,899.77	29.0%	$1,139,699.64
Research and Development**	43.0%	$4,299.66	43.0%	$1,689,899.46
Operations **	24.5%	$2,449.81	24.5%	$962,849.70
Total	**100%**	**$9,999.22**	**100%**	**$3,929,998.76**

* The StartEngine Platform Fees used in this table assumes a 3.5% commission rate; the actual commission rate will be between 1% and 11% according to the commissions described on page 11.

** We plan to use proceeds for sales and marketing purposes, including: (i) engaging a marketing operations consulting firm; (ii) subscribing to and implementing a marketing automation system; (iii) adding additional personnel to our sales team; (iv) hiring client success personnel; and (iv) research & development relating to self-service content creation tools, automated content sharing and a knowledge mapping system to support the efficiency and scale of content sharing; and (v) operations relating to putting in place a Head of People and Process and developing the infrastructure to support our growth, secure office space to accommodate company growth, as well as the cost of benefits associated with the added personnel in S&M and R&D.

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Cash and Equity Compensation	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Arup Roy-Burman	CEO, Director	$200,000 per year; 6,000,000 shares total	CEO, Elemeno Health	M.D., University of California, San Francisco B.A., University of California, Berkeley
Scott Cohen	COO	$150,000; 786,000 options total	COO, Elemeno Health	M.H.A., University of Southern California B.A., University of Texas at Austin
Crista Bailey	Director	No cash compensation; 60,000 options total	Director, Elemeno Health; Executive in Residence, Notley; CEO, Hideaway Report	B.A., Vanderbilt University
Rachel Fish	Director	No cash compensation; 60,000 options total	Director, Elemeno Health; Chief People Officer, Clover Health; Chief Administrative Officer, Clover Health	B.S., SUNY Albany

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has seventeen (17) full-time employees and six (6) part-time employees.

CAPITALIZATION AND OWNERSHIP

Current and Proposed Authorized Capitalization

The Company intends to amend and restate its current certificate of incorporation, in the form attached hereto as Exhibit G, in order to (a) issue shares of Series Seed-2 Preferred Stock to the Investors in this Offering and the Concurrent Offering and (b) issue shares of Series Seed-3, Series Seed-4, and Series Seed-5 Preferred Stock to the holders of convertible securities with $10 million, $12 million, and $18 million pre-money valuation caps, respectively. The Company's current and proposed authorized number of shares, which currently assumes the maximum amount of the Offering and the Concurrent Offering are sold and may be adjusted depending on the amounts actually received and when such amounts are received from the Offering and the Concurrent Offering, are listed below:

Share Class	Current Authorized	Proposed Authorized
Common	22,739,906	42,200,000
Series Seed-1 Preferred*	6,079,518	5,463,693
Series Seed-2 Preferred	-	7,103,023
Series Seed-3 Preferred	-	4,090,047
Series Seed-4 Preferred	-	5,252,971
Series Seed-5 Preferred	-	351,183

* The Series Seed-1 Preferred Stock, as defined in the Company's proposed restated certificate of incorporation attached hereto as Exhibit G, is currently called Series Seed Preferred Stock in the Company's current restated certificate of incorporation.

The Company's proposed material rights across all share classes are listed below:

Share Class	Liquidation Preference	Anti-Dilution Rights	Voting Rights
Common	None	None	1 vote per share
Series Seed-1 Preferred	1x non-participating	broad-based weighted average	1 vote per share + standard protective provisions
Series Seed-2 Preferred	1x non-participating	broad-based weighted average	no voting rights
Series Seed-3 Preferred	1x non-participating	broad-based weighted average	no voting rights
Series Seed-4 Preferred	1x non-participating	broad-based weighted average	no voting rights
Series Seed-5 Preferred	1x non-participating	broad-based weighted average	no voting rights

All shares of preferred stock shall have a 1x nonparticipating liquidation preference that is pari passu with all series of preferred stock. All shares or preferred stock shall also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances. The Common and Series Seed-1 Preferred Stock shall have voting rights, while the Series Seed-2, Series Seed-3, Series Seed-4, and Series Seed-5 Preferred Stock shall not have voting rights. Rights provided in the proposed restated certificate of incorporation may be further amended and are not guaranteed to remain unchanged in future amendments to the Company's certificate of incorporation.

Current Outstanding Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	12,858,617 shares
Par Value per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 70%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 4,142,950 RSUs and options and an additional 823,821 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options, the common stock would account for approximately 75% of the Company's total ownership.

Type of security	Series Seed Preferred Stock
Amount outstanding	5,463,693 shares
Par Value per Share	$0.001
Voting Rights	Yes, the holders of the Company's preferred stock vote on certain matters before the holders of common stock as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 30%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 25% of the Company's total ownership.

Type of security	Convertible Security ("YC Convertible")
Issue Date	June 8, 2016
Amount Outstanding / Face Value	$19,935.49
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	No valuation cap or discount rate
Conversion Terms	The YC Convertible will convert into preferred stock upon the closing of an equity financing of at least $5,000,000 (or such lesser amount as the holder may approve in writing), and shall convert into the same class of preferred stock at the same price and on the same terms as are offered to the investors in such equity financing.

Type of security	Simple Agreement for Future Equity ("2020 SAFE")
Issue Date	March 2020 – May 2020
Amount Outstanding / Face Value	$937,687
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap / 15% Discount
Conversion Terms	If there is an equity financing during the term of the 2020 SAFE, the 2020 SAFE will automatically convert into the number of 2020 SAFE Preferred Stock equal to the purchase amount of the 2020 SAFE divided by the lesser of (a) the valuation cap divided by the Company's capitalization prior to the equity financing or (b) the discount applied to the price per share paid by the investors in the equity financing. If there is a liquidity event during the term of the 2020 SAFE, the 2020 SAFE will automatically convert into the greater of the purchase amount of the 2020 SAFE and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE divided by the quotient of the pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.

Type of security	Simple Agreement for Future Equity ("2020 SAFE II")
Issue Date	April 2020 – July 2020
Amount Outstanding / Face Value	$950,000
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap
Conversion Terms	If there is an equity financing during the term of the 2020 SAFE II, the 2020 SAFE II will automatically convert into the number of 2020 SAFE II Preferred Stock equal to the purchase amount of the 2020 SAFE II divided by the valuation cap divided by the Company's capitalization prior to the equity financing. If there is a liquidity event during the term of the 2020 SAFE II, the 2020 SAFE II will automatically convert into the greater of the purchase amount of the 2020 SAFE II and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE II divided by the quotient of the pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.

Type of security	Crowdfunding Simple Agreement for Future Equity ("2020 Crowd SAFE")
Issue Date	February 15, 2021
Amount Outstanding / Face Value	$819,325.84 for $12M Valuation Cap / $271,760.50 for $18M Valuation Cap
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap for subscriptions on or before 9am July 27, 2020 / $18,000,000 Valuation Cap for all other subscriptions
Conversion Terms	If there is an equity financing during the term of the 2020 Crowd SAFE, the 2020 Crowd SAFE will automatically convert into the number of 2020 Crowd SAFE Preferred Stock equal to the purchase amount of the 2020 Crowd SAFE divided by the applicable valuation cap divided by the Company's capitalization prior to the equity financing. If there is a liquidity event during the term of the 2020 Crowd SAFE, the 2020 Crowd SAFE will automatically convert into the greater of the purchase amount of the 2020 Crowd SAFE and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE divided by the quotient of the applicable pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.

The Company has the following debt outstanding:

Type of debt	Convertible Note (2018-2019)
Issue Date	May 2018 – December 2019
Amount outstanding	$1,467,936.24*
Interest Rate	3% per annum
Material Terms	$10,000,000 Valuation Cap / 20% Discount
Maturity	3 years from date of issuance
Conversion Terms	Upon closing a qualified financing or voluntary conversion by the holder, Convertible Note shall convert automatically into preferred stock with the same rights as the preferred stock issued in such financing; Upon a change of control, at the holder's election, Convertible Note will convert into shares of the Company's capital stock having equivalent rights to the most senior class of the Company's authorized capital stock; If not converted prior to the maturity date, Convertible Note will convert into common stock.

*Amount outstanding does not include accrued interest. With accrued interest, as of August 31, 2021, the amount outstanding under the Convertible Notes will be $1,583,148.23.

Type of debt	Convertible Security (Dreamit Ventures LLC)
Issue Date	February 12, 2020
Amount outstanding	$150,000
Interest Rate	0%
Material Terms	$10,000,000 Valuation Cap Additional purchase right to invest an additional $500,000 or less in any equity financing round until an equity financing is (a) led by professional investors and (b) generates $1,500,000 or more in proceeds.
Maturity	3 years from date of issuance
Conversion Terms	*Mandatory Conversion:* Upon the closing of a qualified equity financing, the convertible note will automatically convert in to the same class of shares as the Company issues in such equity financing at the same price of such offering, subject to a $10,000,000 valuation cap. *Optional Conversion:* Prior to any liquidity event or qualified financing, the holder of the convertible note

	may elect to convert all or a portion of this convertible note into equity securities on the same terms as such transaction.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Dr. Arup Roy-Burman	6,000,000 shares of common stock	32.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
632,160	(907,108)	0

Results of Operations - Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue
Revenue for fiscal year 2020 was $1,047,000, up 73% over $604,000 in 2019. ARR at the end of 2020 was $967,000, up 67% over an ARR of $579,000 at the end of 2019. The increase was due to several new clients contracting with us to assist in their response to the COVID-19 pandemic, all but one of which have renewed their contract in 2021, though with a focus on different initiatives.

Cost of Goods Sold
Cost of goods sold in 2020 was $333,000, an increase of $180,000 from $153,000 in 2019. The increase was due in large part to increased staffing requirements in our client service team in response to the sudden volume of work associated with the pandemic. The goal of our current software and process improvement investments is to gain efficiency in client service to reduce the cost of onboarding and servicing our clients, while retaining the level of satisfaction that has driven our net positive churn.

Gross Margins
2020 gross margin was $713,000, a $262,000 increase from $327,000 in 2019. Gross margin as a percentage of revenue decreased from 75% in 2019 to 68% in 2020, again driven by the peak of onboarding and client service activity resulting from the pandemic.

Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2020 increased $859,000 from 2019. Approximately $496,000 of this increase was due to increased payroll costs. In 2020 the Company increased its headcount to 15, from 7 in 2019.

Historical Results and Cash Flows

The Company began operations in January 2016, with our first revenue of $5,000 coming in 2017. Since then, revenue was $228,242 in 2018, $603,763 in 2019 and $1,047,195 in 2020, representing a 358% increase between 2018 and 2020. We have enjoyed net positive churn, meaning our recurring revenue from existing clients has grown through expanding the contracts to add additional services over time, and we had zero attrition from 2017 through 2020.

With the goal of increasing sales trajectory, the company is currently making significant investments in sales and marketing. Concurrently, the company is leveraging our experience servicing our clients over the past 3 years and investing in our software platform and processes to make onboarding and ongoing client support more efficient and cost effective, decreasing time-to-value for our new clients, and decreasing our unit cost to service each client.

Liquidity and Capital Resources

With the exception of the Company's current revenue of approximately $90,000 per month, the Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and the Concurrent Offering described in The Offering section of this Form C. Historically, the Company has received funds from a combination of investment capital, sales, and government grants. While the Company could potentially continue operations at a break-even level, this would diminish the Company's ability to grow and scale, so the Offering and other potential sources of capital are critical to the Company's ability to move swiftly and capitalize on its first-mover advantage. If the Company raises the full target amounts for the Offering and the Concurrent Offering, at the end of Q3 2021, the proceeds from the Offering will comprise approximately 65% of the Company's available cash, and the proceeds from the Offering and the Concurrent Offering together would provide funding for operations through approximately Q1 2023. If the Company raises the minimum target amount for the Offering, such amount would not represent a material change to the Company's cash position.

Future Sources of Capital

The Company is concurrently undertaking to approximately raise an additional $1,200,000 to $2,100,000 pursuant to Regulation D Rule 506(b) by offering to sell the Securities to accredited investors outside of this Offering under similar terms as the Securities offered in this Offering (the "**Concurrent Offering**"). The Company also anticipates raising between $8,000,000 to $12,000,000 from traditional venture capital investors in a Series A financing sometimes in Q3 and Q4 of 2023.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Indebtedness

Other than the 2018-2019 Convertible Notes and the DreamIt Ventures LLC Convertible Security as described on page 24, the only other outstanding debt the Company has is the balance held in the Company's credit card account, which is typically paid off in full each month.

Related Party Transactions

Scott Cohen, the Company's COO, holds $200,000 in principal amount of the 2018-2019 Convertible Notes.

Trends and Uncertainties

After reviewing the above discussion of the steps that the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$1,467,936.24	19 Convertible Notes	Working capital and product development	May 2019 – December 2019	Reg D 506(b)
2020 SAFE	$937,687.00	7 SAFEs	Sales and marketing, research and development	March 2020 – May 2020	Reg D 506(b)
2020 SAFE II	$950,000.00	8 SAFEs	Sales and marketing, research and development	April 2020 – July 2020	Reg D 506(b)
Crowd SAFE	$1,091,086.35	3,941 SAFEs	Sales and marketing, research and development	April 2020 – September 2020	Reg CF

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Series Seed-2 Preferred Stock of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total maximum offering amount of $3,929,998.76 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $9,999.22 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by September 15, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company is concurrently undertaking to approximately raise an additional $1,200,000 to $2,100,000 pursuant to Regulation D Rule 506(b) by offering to sell the Securities to accredited investors outside of this Offering under similar terms as the Securities offered in this Offering (the "**Concurrent Offering**"). With respect to the Concurrent Offering, no funds have yet been provided.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through StartEngine Capital, LLC, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Target Offering Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

Pre-Money Valuation

The Company's pre-money valuation is $20,028,609.66.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $5,386,645.08 in Convertible Notes and SAFEs outstanding, not including interest. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The price of the Securities was determined arbitrarily based on an approximate pre-money valuation of $20 million with reference to the general status of the securities market and other relevant factors. For example, key highlights from Silicon Valley Bank's 2021 Annual Report on Healthcare Investments and Exits stated that (a) over a 10-year period, healthcare VC funding as a whole increased from $1.8B in 2010 to $16.8B in 2020 (an 833% increase), (b) the Healthcare Technology sector is broken down into multiple subsectors, including Provider Operations, which is the most applicable subsector to the Company, (c) in 2020, 205 Provider Operations deals were worth an aggregate $3.7B, (d) M&A activity in Provider Operations increased from 5 deals in 2015 to 36 in 2020 (comprised about 52% of all Health Tech deals), and (e) of the Provider Operations exits, 90% were workflow optimization, including NurseGrid which exited for approximately $21 million, which is consistent with the Company's pre-money valuation.

In addition, in a review of 15 companies in Health Tech (14) and/or SaaS (1) which have raised on StartEngine Capital, LLC in the past year (12 via Reg CF and 3 via Reg A+), valuations ranged from $3 million to $75 million, with an average valuation of $21.9 million. Of these 15 companies, 8 reported revenue, with a mix of annual revenue and total revenue. The valuation multiple on revenue ranged from 4.5x to 250x, with the median two companies at 19x and

22x, respectively. Applying a 20x multiple to the Company's current annual recurring revenue of approximately $1 million, which is also consistent with the Company's pre-money valuation.

The minimum amount that an Investor may invest in the Offering is $249.40.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

1% to 11% of the amount raised according to the commissions described on page 11.

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

StartEngine Secure, LLC will act as transfer agent and registrar for the Securities.

Awards

For Investors who invest over the following thresholds, the Company will provide recognition on its web page at https://www.elemenohealth.com/investors/:

$25,000+ Angel of Nursing

In tribute to Florence Nightingale: The Lady with the Lamp, Visionary Statistician, Founder of Modern Nursing.

$10,000+ Red Cross Award

In tribute to Clara Barton: The Lady in Charge, Civil War Nurse, Founder of American Red Cross.

$5,000+ Military Nursing Champion

In tribute to Hazel W. Johnson-Brown: Trailblazer in Military Nursing, First Black Chief of the US Army Nurse Corps.

$2,200+ Hospice Care Advocate

In tribute to Florence Wald: Mother of Modern Hospice Movement, Advocate for Patients' Dignity, Freedom from Pain, and Right to make Autonomous Decision.

$1,000+ Rural Health Ally

In tribute to Mary Breckinridge: Pioneer in Rural healthcare, Founded Frontier Nursing Service, Drastically Decreasing Maternal and Infant Mortality in early 1900's.

$300+ Public Health Contributor

In tribute to Lillian Wald: Pioneer in Public Health, American Nurse, Humanitarian.

The Securities

Dividends

The Securities do not entitle the Investors to any dividends. Holders of Securities shall be entitled to receive dividends, when, as and if declared by the Company's Board of Directors (the "**Board**"). The Company has never paid a divided and does not intend to pay dividends in the future, which means that shareholders may not receive any return on their investment from dividends.

Dissolution

In the event of any Liquidation Event (as defined in the Company's proposed Amended and Restated Certificate of Incorporation attached hereto as Exhibit G), either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the liquidation preference specified for such share of Preferred Stock and (ii) all declared but unpaid dividends if any on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amount specified, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

Voting and Control

The Securities have no voting rights at present.

There is a Voting Agreement by and between the Company, certain investors of the Company, and key holders of the Company dated September 21, 2017 that specifies how the board of the company shall be designated and elected. The Securities do not entitle the Investors to designate or elect any members of the Board.

Anti-Dilution Rights

The Securities have standard broad-based weighted average anti-dilution rights, as described in the Company's Amended and Restated Certificate of Incorporation, upon certain issuances of additional stock, which may be waived by the holders of the majority of the outstanding shares of Preferred Stock. Purchasers of the Securities should understand the potential for dilution. The Purchaser's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

ELEMENO HEALTH, INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

April 25, 2021

To: Board of Directors, ELEMENO HEALTH, INC.
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of ELEMENO HEALTH, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 25, 2021

ELEMENO HEALTH, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,905,551	$ 251,677
Accounts receivable, net	156,000	214,142
Accrued Revenue	3,458	-
Prepaid expenses	144,189	36,984
Total current assets	2,209,199	502,803
Fixed assets, net of accumulated depreciation	27,123	13,024
Intangible assets, net of accumulated amortization	15,313	17,813
Other assets	6,769	6,701
Security deposits	2,100	2,100
Total Assets	$ 2,260,504	$ 542,441
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 38,743	$ 25,620
Accrued expenses	17,875	70,286
Deferred revenue	324,662	344,139
Unearned revenue	166,000	-
Other current liabilities	28,749	46,209
Total current liabilities	576,029	486,255
Convertible notes payable, including accrued, unpaid interest	1,705,225	1,509,806
Other liabilities	22,500	
Total Liabilities	2,303,754	1,996,061
STOCKHOLDERS' EQUITY		
Common Stock (22,739,906 shares authorized and 12,858,617 and 12,780,388 shares outstanding as of December 31, 2020 and 2019)	467,042	445,114
Preferred Stock (6,079,518 shares authorized and 5,463,693 and 5,463,693 shares outstanding as of December 31, 2020 and 2019)	1,636,394	1,636,394
SAFE instruments	2,757,687	20,000
Retained deficit	(4,904,374)	(3,555,128)
Total Stockholders' Equity	(43,250)	(1,453,620)
Total Liabilities and Stockholders' Equity	$ 2,260,504	$ 542,441

ELEMENO HEALTH, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 1,047,195	$ 603,763
Cost of revenues	334,204	152,673
Gross profit	712,991	451,091
Operating expenses		
General and administrative	1,374,295	1,275,471
Research and development	422,220	68,021
Selling and marketing	407,413	182,758
Total operating expenses	2,203,928	1,526,249
Net Operating Loss	(1,490,937)	(1,075,159)
Interest income (expense), net	(47,630)	(33,237)
Depreciation and amortization (expense)	(13,028)	(15,834)
Other income (expense)	203,139	8,076
Tax (provision) benefit	(789)	(800)
Net Loss	$ (1,349,246)	$ (1,116,953)

ELEMENO HEALTH, INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock	SAFE Instruments	Retained Deficit	Total Stockholders' Equity
	Shares	Value				
Balance as of January 1, 2019	**9,280,388**	**$ 286,182**	**$ 1,636,394**	**$ 20,000**	**$ (2,438,175)**	**$ (495,598)**
Issuance of common stock	3,500,000	158,932				158,932
Net loss					(1,116,954)	(1,116,954)
Balance as of December 31, 2019	**12,780,388**	**$ 445,114**	**$ 1,636,394**	**$ 20,000**	**$ (3,555,128)**	**$ (1,453,620)**
Issuance of common stock	78,229	21,928				21,928
Issuance of SAFE instruments				2,737,687		2,737,687
Net loss					(1,349,246)	(1,349,246)
Balance as of December 31, 2020	**12,858,617**	**$ 467,042**	**$ 1,636,394**	**$ 2,757,687**	**$ (4,904,374)**	**$ (43,250)**

ELEMENO HEALTH, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (1,349,246)	$ (1,116,953)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	13,028	15,834
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	58,142	(201,642)
(Increase) Decrease in accrued revenue	(3,458)	--
(Increase) Decrease in prepaid expenses	(107,205)	(6,055)
Increase (Decrease) in accounts and credit cards payable	13,123	12,090
Increase (Decrease) in accrued expenses and other current liabilities	(69,872)	31,584
Increase (Decrease) in deferred revenue	(19,477)	254,669
Increase (Decrease) in unearned revenue	166,000	--
Increase (Decrease) in interest payable	45,350	32,014
Increase (Decrease) in other liabilities	22,500	--
Net cash used in operating activities	(1,231,115)	(978,460)
Cash Flows from Investing Activities		
(Acquisition) of fixed assets	(24,627)	(7,818)
(Acquisition) of intangibles	--	(22,500)
Net cash provided by investing activities	(24,627)	(30,318)
Cash Flows from Financing Activities		
Proceeds from the issuance of convertible notes, net of offering costs	150,000	775,000
Proceeds from the issuance SAFE instruments, net of offering costs	2,737,687	--
Proceeds from the issuance of common stock	21,929	158,932
Net cash provided by financing activities	2,909,616	933,932
Net change in cash and cash equivalents	1,653,874	(74,847)
Cash and cash equivalents at beginning of period	251,677	326,524
Cash and cash equivalents at end of period	$ 1,905,551	$ 251,677

ELEMENO HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

ELEMENO HEALTH, INC. (the "Company") was incorporated in Delaware on January 29, 2018. The Company elevates quality by empowering frontline staff with custom point-of-care microlearning and engaging caregivers as collaborative interprofessional teams. The Company democratizes access to best practices, radically reducing medical errors and enabling every healthcare professional to provide the best care possible to every life they touch.

The Company operates in one business segment. The Company is located and headquartered in Oakland, California.

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on both revenue from operations and the issuance of convertible notes, SAFE instruments, and other securities and to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $1,908,551 and $251,677 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2020 and 2019.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company records subscription revenue ratably over the period of the membership and also earns revenue from services.

Costs of Revenues

The Company records the direct labor, direct material, certain overhead items as relating the costs of goods sold.

Accounts Receivable, Net

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, respectively, the company had $156,000 and $214,142 of accounts receivable, net of allowance for doubtful accounts.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS AND INTANGIBLE ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of fixed assets (furniture and office equipment) and intangible assets (software development):

Fixed assets

	2020	2019
Beginning balance, net	$ 13,024	$ 12,081
Add: asset additions	24,627	7,818
Less: depreciation expense	(10,528)	(6,876)
Ending balance of Fixed assets, net	**$ 27,123**	**$ 13,024**

Intangible assets

	2020	2019
Beginning balance, net	$ 17,813	$ 4,371
Add: asset additions	--	22,500
Less: amortization expense and impairment	(2,500)	(8,958)
Ending balance of Intangible assets, net	**$ 15,313**	**$ 17,813**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 approximates $2.6 million. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

The Company is subject to a $800 minimum franchise tax in California.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has two classes of equity outstanding, common stock and preferred stock. As of December 31, 2020, the Company has authorized 22,739,906 and 6,079,518 shares of common and preferred stock, respectively. As of December 31, 2020, the Company had issued 12,858,617 and 5,463,693 shares of common and preferred stock, respectively.

SAFE agreements
Since inception, the Company has issued $2,757,687 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements do not include a stated interest rate or method of settlement. All of the SAFE agreements have valuation caps between $12,000,000 and $18,000,000. The Company recorded equity for the amounts raised under the SAFE agreements.

NOTE 6 – DEBT

The following table provides a summary of the Company's outstanding debt as of December 31, 2020:

	Principal balance	Accrued interest	Net debt balance
Convertible notes	$ 1,617,936	$ 87,288	$1,705,225
Other liabilities	22,500	0	22,500
Total	**$ 1,640,436**	**$ 87,288**	**$ 1,727,725**

Paycheck Protection Program ("PPP") Loan Payable
During the year ended December 31, 2020, the Company applied for and received a $202,000 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full on November 4, 2020.

Convertible Notes Payable
As of December 31, 2020 and 2019, the Company received financing totaling $1,617,936 and $1,467,936, respectively, under a series of unsecured promissory notes with related and unrelated parties. The Company's chief operating officer, Mr. Scott Cohen is a holder of $200,000 of the principal amount of convertible notes. The promissory notes mature in 2021 and 2022 and bear interest at the rate of 3 percent per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of a specified amount.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

As discussed above in Note 6, Mr. Cohen, an executive of the Company holds $200,000 in principal amount of convertible notes payable by the Company.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates conducting offerings in 2021 and selling additional securities in offerings intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

Management's Evaluation
Management has evaluated subsequent events through April 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.

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Elemeno Health

Real-time point of care training



E
ELEMENO
HEALTH

Website | Oakland, CA | HEALTH TECH

$0.00 raised

0 Investors	$20M Valuation
$0.86 Price per Share	$249.40 Min. Investment
	Equity Offering Type
$3.93M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Elemeno's mobile-friendly cloud solution delivers "just-in-time" team training and communication—equipping frontline nurses and doctors to deliver the right care at the right time. On demand, 24/7, at the point-of-care, or anywhere.

Overview | Team | Terms | Updates | Comments | Follow

OVERVIEW

Real-Time Point-of-Care Training - Equipping Frontline Teams to Reduce Care Variation, Errors, and Burnout

Elemeno Health is designed by doctors and nurses. We believe in our frontline healthcare workers. We know they want to give the best care possible to every life they touch. Our mission is to equip our heroes with the information and support they need to deliver safe and high quality care to every patient, every time. We enable managers to superpower their teams with custom, point-of-care microlearning and communication, a virtual coach, accessible when, where, and how frontline staff need it most.



Real-Time Point-of-Care Training
Equipping front line teams to reduce care variation, errors, and burnout.

THE PROBLEM

Medical Staff Are Overwhelmed, Overworked

Medical errors and burnout— pains we have all seen and heard in every hospital, clinic, and nursing home. And COVID-19 is just making it worse.



The root cause of medical errors and burnout
Growing gap between institutional knowledge and bedside practice
Lack of effective team training and communication
Overwhelmed, underprepared and stressed staff




Institutional
Knowledge
Safety procedures
New drug protocols
Policies & updates
New equipment & supplies
Complex best practices
High risk + low frequency procedures
Frontline
Practice

Healthcare is becoming increasingly complex. Best practices are rapidly growing and changing. Frontline staff—nurses, docs, and therapists—cannot keep up. They are **overwhelmed**, yet they are being asked to do more and more.

Sadly, healthcare institutions continue to fall back on traditional team training and communication modalities like binders, fliers, email, and in-person staff meetings. These 20th century solutions do not work in 21st century medicine. The result is staff burnout and care variation—meaning medical errors, waste, and job turnover.


The vicious cycle
of nurse turnover
18%
Average annual
nurse turnover
1,000,000+
nursing jobs
unfilled by 2024
33%
of new nurses
leave nursing
within 2 years
1 in 3
U.S. hospitals have
a nurse vacancy rate
of >10%
Medical errors are
the #3 cause of death

* *Source 1, Source 2, Source 3, Source 4*

THE SOLUTION

Transform Complicated Practices Into Bite-Sized Learning

We offer real-time training and support for frontline teams—an expert in your pocket. At Elemeno, we are a software company with a human touch. We provide a dedicated **Client Success Manager** who ensures ROI and customer satisfaction.


An expert in your pocket

Elemeno's mobile-friendly cloud solution delivers "just-in-time" team training and communication, equipping frontline nurses and doctors with custom interactive guidelines, smart checklists and concise how-to videos, on-demand, 24/7.

We make complicated practices actionable, so staff can actually deliver them. Our analytics drive insight into caregiver behavior and practice effectiveness. And our feedback loop gives frontline staff a voice so that management can proactively address frontline needs before they manifest as patient harm. The result is consistent high quality care...

On-demand training and support

When, where and *how* you need it



... meaning **greater safety**, **labor savings**, and **improved outcomes**.

You've seen the importance of teamwork in healthcare. Healthcare workers want to help each other. Elemeno takes this to the next level. Our sharing network de-silos hospitals, democratizing access to best practices and accelerating knowledge spread across the industry. **And we make it easy. No IT needed.**

Elemeno closes the gap between knowledge and practice





Reduce errors | Increase efficiency | Prevent burnout

THE MARKET

A Multi-Billion Dollar Market

The US market for clinical staff alone is $2 Billion.



Nursing Homes $468M

Clinics $200M

Hospitals $1.2 B

Home Health $372M

Hospice $187M

Target Market	Target Buyers
U.S. Hospitals	CNO, CMO, COO, CFO
Primary: Small–Medium hospital systems • >100 beds • ICU, OR, ER (high risk + complex care) **Secondary:** Large systems	• Account-based marketing: client success stories to buyers • "Hunter" new logo direct sales representatives • "Farmer" renewal/expansion key account leaders • Grow strategic channel partners

*Source

And here's how we strategically complement established market channels:


Medical Device Companies
They sell products, but need to support users & capture feedback


Learning Management Systems
They provide system standards, but clients want custom content for teams, at the point of care



Healthcare IT / EHR Companies
They provide patient-centered *what*, but not staff-centered *how*



Publishing Firms
They editorialize *why & what*, but clients want location-specific *how*



Consulting Firms & Prof. Orgs
They develop solutions, but struggle to spread change

OUR TRACTION

Growth & Proven Results

Here's how we've been doing so far:



Here's how we've been doing so far

300%
Growth 2018–2020

No Churn
Content stickiness

$1M ARR
Clients sharing successes

Our Clients
Renewing & Expanding



Peer Reviewed Publications and Abstracts



Our Awards

HOW IT WORKS

Create & Deliver

Learn & Do

Healthcare is local! Elemeno is an enterprise solution empowering middle management and frontline teams to address department-based issues. This is **invisible piece of the iceberg ignored by technology to date.**


How it works
Easy & accessible,
at the point-of-care

It looks something like this:


Managers send content
And/or pull from shared library
Create
Shared best practices

THE BUSINESS MODEL

How We Make Money

Our revenue system is **B2B SaaS** with a land and expand model—including an annual subscription and one-time onboarding fee. We start in one department, prove our value, and then work with the happy managers to sell to the rest of the institution.


INITIAL DEPARTMENT PRICING
Small
Medium
Large
Total Staff
50-150
Subscription
$35k/yr
Onboarding
$5k

The Network Effect: Healthcare is all about collaboration! Each department's content is shared with all others in the same institution, so as each new department joins, everyone has greater benefit. This accelerates our expansions.

The Network Effect 2.0: We take collaboration to the next level. Every client is also able to share practices with managers at peer institutions, so with each new client, our client network has even more to share from. This de-silos hospitals and accelerates the spread and adoption of best practices. Don't reinvent the wheel. Leverage the collective knowledge of the community. And let inter-client sharing accelerate new client acquisition.


Prove Value + Expand
$25k/y → $250k+/y
Elemeno Client A.

Elemeno Client B.
$40k/y → $200k+/y
Elemeno Client C.
EXPAND ACROSS HOSPITAL AND SYSTEM
(20 HOSPITAL SYSTEM $3M-$4M/Y.)

HOW WE ARE DIFFERENT

We Are Pioneers

Healthcare is a constant battle. And nurses, doctors, and ancillaries are our frontline troops. We believe in equipping them for success. Our customized microlearning solution supports our healthcare teams at the point of care, on-demand, 24/7. Our service unites:

- **Efficient and effective** team communication—keeping staff up to date with constantly changing information while listening to frontline feedback.
- **In-context** microlearning—ensuring sustained top of license best practice.
- **Transparent** recognition—supporting teamwork and engagement.



Home
Training
Recognition

Easy customization allows clients to support their own specific devices, equipment, supplies and protocols, giving frontline staff the exact support they need to succeed in their own unique environment. And, our feedback loop helps managers quantitatively and qualitatively measure frontline needs. We fill the gap left by our competitors.

We fill the gap

	Point of care learning app Elemeno Health	Learning management systems HealthStream	Best practice publishers Solutions
On-demand, Point of Care	✓		✓
Bite-sized, How-to, Task oriented	✓		
Localized content	✓	✓	
No IT needed	✓		
Team communication and recognition	✓		
Streamline team feedback	✓		

THE VISION

Our Global Vision

In seven years, we want to be an epic business—the go-to network for best practices worldwide.

We aim to democratize access for healthcare workers across the globe, empowering them to become superheroes. This will radically reduce medical errors and enable every clinician to deliver the best care possible to every life they touch.



Reduce medical errors & empower frontline teams

OUR LEADERSHIP

Meet Elemeno's Leaders

At Elemeno Health we have a team of strong leaders who have a passion for our mission. We are proud to be certified by the Western Regional Minority Supplier Development Council as a **Minority Business (MBE)**. We continue to celebrate all diverse backgrounds at Elemeno Health.

Founder and CEO **Dr. Arup Roy-Burman** and COO **Scott Cohen** have deep expertise in healthcare delivery, medical technology, and growing a successful business.





Dr. Arup Roy-Burman, MD
Founder, CEO

Arup has spent 20 years in ICU leadership at the nation's top medical centers.

Scott Cohen, MHA
COO

Scott spent 13 years as VP of Client Development at athenahealth, from early stage to over $1 Billion in revenue.

Key Institutional Investors



LAUNCHPAD DIGITAL HEALTH

GLOBAL HEALTH IMPACT FUND

Y Combinator

DREAMIT

WHY INVEST

We Are Here to Equip Our Frontline Heroes for Success

Healthcare is moving faster than ever, and our frontline staff cannot keep up. They are overwhelmed, resulting in practice variation and burnout—the root causes of medical errors, waste, and turnover.

Our solution has been developed by doctors and nurses who have felt that pain themselves—using that incentive to fuel a successful product.

We empower our frontline teams with real-time point of care training and support so that they can be superheroes. Our success is demonstrated in our **$1M+ ARR traction, proven ROI, and key clients**. And through the sharing **network effect**, every new client increases value for all clients—a virtuous cycle of collaboration. Come join the movement.



Invest in nurses



ELEMENO HEALTH

Empower teams at the point of care

Meet Our Team



Arup Roy-Burman, MD
Co-Founder & Chief Executive Officer
Dr. Roy-Burman has spent 20 years in ICU leadership at the nation's top medical centers.




Scott M. Cohen, MHA
Chief Operating Officer
Cohen spent 13 years as VP Client Development at athenahealth, from early stage to over $1 Billion in revenue.




Carole A. Klove, RN, JD
Chief Nursing Officer
Former Chief Compliance & Privacy Officer at Stanford and UCLA. Alumni Board of Directors, Duke School of Nursing.




Victoria G. Watts
VP, Client
Former VP of Customer Success & Sales Operations at McKesson. Former VP of Customer Success at Incredible Health.




Steve Mundro
VP, Engineering
Developed social games serving millions of users at Game Show Network, and internal and customer tools managing millions of dollars at Alphaflow.




Lisa Crounse
VP, Product
Former Head of Product at Modsy. Former Sr. Product Line Manager at Autodesk, overseeing platform portfolio roadmap supporting 12 million annual installs.




Sandra Frykman, RN
Regional VP, Sales
Former Head of Sales at Incredible Health. Distinguished career in health tech sales, driving growth at McKesson, Allscripts, Vivian Health, and more.




Cynthia Nunamaker, MHI, BSN, RN, CRN, EBP-C
Sr. Clinical Lead, Client Experience & Innovation
Long-time cardiac nurse turned nurse innovator at Ohio State Wexner Medical Center. Sought out Elemeno Health: "This is my dream job!"




Elliott Nguyen
Head of People and Process
Elemeno's first Client Success Manager set a high bar and now leads recruitment for our expanding team.




Kelley Spurr, MS, RN
Clinical Content Lead
Experienced nurse and manager at Penn and UCSF. Focus on technology solutions to support frontline staff, reduce variability, and improve outcomes.




Eric Uhrhane
Principal Software Engineer
Caltech engineer with distinguished career at early-stage Google and Google X.




Rick Cochran
Sales Operations
Sales Operations leader in multiple industries, including tech, healthcare, and education. Startup founder and UT Austin deep tech incubator mentor.




Kate Walling
Marketing Project Manager
Founder & CEO, Traction Hero. Kate is leading build of our marketing team.




Andrey Shrayev
Lead Portal Engineer




Andy Fitzgerald
Information Architecture & Strategy




Christian Kim
Content Production Associate




Trevor Carpenter
Content Production Associate



Roxana Dhada
Lead Content Production Associate



Jess Gorsuch
Content Production Associate




Alice Muwonge
Client Success Manager




Jasmine Galeana
Client Success Manager




Natalie Reed
Client Success Manager



Eirish Sison



Jessica Sandow



Rachel Fish



Crista Bailey

Product Manager







Human Resources







Board Director
Chief People Officer and Former Chief of Staff, Clover Health







Board Director
Success from early stage CitySearch to startup CEO at Texture Media and turnaround CEO at Hideaway Report.







Ted Ridgway
Board Observer
Co-Founder of Launchpad Digital Health and Former COO & CFO of KitCheck

Bruce Auerbach, MD
Advisory Board
Past CEO and former VP & Chief of Emergency Medicine, Sturdy Memorial Hospital

Ann Scott Blouin, RN, PhD, FACHE
Advisory Board
Former EVP of Customer Relations and Accreditation at The Joint Commission

Christopher Olivia, MD, MBA
Advisory Board
CEO at Rothman Institute. Past President at Visiting Nurse Service of New York.













Gordon Tang, MD
Advisory Board
Chair of Surgery, Sutter Alta Bates Medical Center

Mary Beth Navarra-Sirio, RN, MBA
Advisory Board
Board of Directors, Institute for Healthcare Improvement. Past-Chair National Patient Safety Foundation.

Ed Nanale
Advisory Board
Technical Co-Founder, Elemeno Health. Engineering lead at Google and Electronic Arts.

Offering Summary

Company	Elemeno Health, Inc.
Corporate Address	2910 Ford St., Suite D, Oakland, CA 94601
Offering Minimum	$9,999.22
Offering Maximum	$3,929,998.76
Minimum Investment Amount (per investor)	$249.40

Terms

Offering Type	Equity
Security Name	Series Seed-2 Preferred Stock
Minimum Number of Shares Offered	11,627
Maximum Number of Shares Offered	4,569,766
Price per Share	$0.86
Pre-Money Valuation	$20,028,609.66

We Would Love to Recognize You as a Patient Safety & Nurse Champion.

(Recognitions posted on our Investor web page)

$25,000+ Angel of Nursing

In tribute to Florence Nightingale: The Lady with the Lamp, Visionary Statistician, Founder of Modern Nursing

$10,000+ Red Cross Award

In tribute to Clara Barton: The Lady in Charge, Civil War Nurse, Founder of American Red Cross

$5,000+ Military Nursing Champion

In tribute to Hazel W. Johnson-Brown: Trailblazer in Military Nursing, First Black Chief of the US Army Nurse Corps.

$2,200+ Hospice Care Advocate

In tribute to Florence Wald: Mother of Modern Hospice Movement, Advocate for Patients' Dignity, Freedom from Pain, and Right to make Autonomous Decision

$1,000+ Rural Health Ally

In tribute to Mary Breckinridge: Pioneer in Rural healthcare, Founded Frontier Nursing Service, Drastically Decreasing Maternal and Infant Mortality in early 1900's

$300+ Public Health Contributor

In tribute Lillian Wald: Pioneer in Public Health, American Nurse, Humanitarian

(Here's how prior investors from Republic are honored on our web page: https://www.elemenohealth.com/investors/)

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT E

StartEngine Subscription Process

Platform Compensation

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting the Target Goal Early & Oversubscriptions

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EXHIBIT F

Video Transcript

I love caring for patients, but nursing is hard. Practices are changing so fast. It's impossible to remember every detail-- and that hurts patients. We need a better way to get the information we need. Arup, tell us more!

Thanks Asunta! As a former ICU Director, I understand that quality care is all about team, where every player has the support they need. At Elemeno, we take the best practices lost in binders, fliers, intranets, and emails, and transform them into bite-size on the job resources. From interactive decision guides to concise how-to videos...

I've been a nurse for 30 years. And I've got plenty of experience. An infrequent procedure in the middle of the night? Elemeno has my back to help me get it right.

What I love about Elemeno is I get to see what I want to see. My equipment in real time, where I am. And watch it over and over again, with no judgement.

A successful mission requires a successful business. We are backed by top VCs plus thousands of nurses, doctors, and patients. Our revenue has grown 300% in the last three years. And our client network includes leading hospitals, clinics, and home care and hospice providers across the country.

Healthcare is a team sport. Physicians, nurses, therapists. Elemeno allows all of the team members to have access to essential information and microlearning in real time. We couldn't image our clinical enterprise without it.

Healthcare is advancing so fast. The future is here and our market opportunity is worth over $2B. Elemeno puts 21st century communication practices into the hands of our frontline staff, helping teams, and hospitals, work together.

With Elemeno's help, our ED has been able to keep on top of all the rapid changes with COVID. And importantly, through Elemeno we've been able to share our knowledge to support hospitals both nationally, and worldwide.
I'm a frontline nurse and educator, teaching best practices to caregivers around the world. Elemeno helps onboard new hires, visiting staff, and our trainees helping all professionals work better together.

That's why I joined the incredible team at Elemeno. I love enabling our users to deliver better care, and our leaders to engage their teams. Like here:

Elemeno has been amazing for us actually over the entire health system. So all of peri-op, OR, recovery, anesthesia, L&D, nursery, wound care, infusion, you name it!

Let's elevate quality and safety!

Let's empower our frontline staff!

Let's engage together as one community!

Elemeno is a movement. Come join us!

EXHIBIT G

Draft Restated Certificate of Incorporation

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ELEMENO HEALTH, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Elemeno Health, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Elemeno Health, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 29, 2016 under the name Elemeno Health, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Elemeno Health, Inc. (the "**Corporation**") and the Corporation shall be a Delaware public benefit corporation as described in Subchapter XV of the General Corporation Law.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, in the City of Wilmington, in the County of New Castle, DE 19805. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law, provided that the specific public benefit purpose of the Corporation is to democratize frontline access to best practices and enable healthcare institutions to deliver safer care at a lower cost.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 42,200,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 22,260,917 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"). Upon the effectiveness (the "**Effective Time**") of the filing of the Amended and Restated Certificate of Incorporation first inserting this sentence, each share of Series Seed Preferred Stock (the "**Prior Seed Stock**") in each case issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holder thereof, be reclassified as one share of Series Seed-1 Preferred Stock. Each certificate (or book entry, if the Prior Seed Stock is not certificated) that immediately prior to the Effective Time represented shares of Prior Seed Stock (a "**Prior Certificate**") shall thereafter represent that number of shares of Series Seed-1 Preferred Stock into which the shares of Prior Seed Stock represented by such Prior Certificate shall have been reclassified. The Corporation shall, upon the request of a record holder of shares represented by a

Prior Certificate, issue and deliver to such holder in exchange for such certificate a new certificate representing the number of shares of Series Seed-1 Preferred Stock into which the shares of Prior Seed Stock previously represented by such certificate were reclassified pursuant to this paragraph. All share and per share amounts set forth in this Certificate of Incorporation, including, without limitation, all such amounts set forth in this Article, have been revised to reflect the aforementioned reclassification, and, accordingly, no further adjustment pursuant to the terms of this Certificate of Incorporation shall be made as a result of such reclassification.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK.

5,463,693 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**"; 7,103,023 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**"; 4,090,047 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**"; 5,252,971 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**"; and 351,183 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-5 Preferred Stock**" (collectively, the "**Series Seed Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. **Dividends.**

The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The holders of the outstanding Series Seed Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this

<u>Section 1</u> upon the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series Seed-1 Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"). Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Series Seed Preferred Stock and to <u>Subsection 3.3</u>. The applicable "**Series Seed Original Issue Price**" shall mean: (i) $0.2946 per share with respect to Series Seed-1 Preferred Stock, (ii) $0.86 per share with respect to Series Seed-2 Preferred Stock, (iii) $0.43 per share with respect to Series Seed-3 Preferred Stock, (iv) $0.52 per share with respect to Series Seed-4 Preferred Stock, and (v) $0.77 per share with respect to Series Seed-5 Preferred Stock; in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Series Seed Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 <u>Preferential Payments to Holders of Series Seed Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of (A) the same series of Preferred Stock, and (B) each series carrying a lower Original Issue Price than such series of Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the applicable "**Series Seed Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of such Series Seed Preferred Stock the full amount to which they shall be entitled under this <u>Subsection 2.1</u>, the holders of such shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 <u>Deemed Liquidation Events</u>.

2.3.1 <u>Definition</u>. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party, or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation, or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then: (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series Seed Preferred Stock; and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   **Voting.**

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed-1 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed-1 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Except as expressly provided herein or as required by law, the holders of the Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock and Series Seed-5 Preferred Stock (collectively, the "**Non-Voting Preferred Stock**") shall have no voting rights or powers. On any matter on which the Non-Voting Preferred Stock is entitled to vote, each holder of outstanding shares of Non-Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Non-Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter; provided, for the avoidance of doubt, that the holders of Non-Voting Preferred Stock shall not, under any circumstances, be entitled to vote (voting as a separate class or together with any other class or series of capital stock of the Corporation) on any matters other than as expressly provided herein or required by law. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and the Non-Voting Preferred Stock shall have no right to vote thereon.

3.2   Election of Directors. The Board of Directors shall consist of three (3) members. So long as 1,000,000 shares (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) of Series Seed-1 Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock, exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**") and the holders of record of the shares of Common Stock exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3   Series Seed Preferred Stock Protective Provisions. At any time when at least 1,000,000 shares of Series Seed-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect: provided, however, that a consent or resolution of the Board of Directors approving any of the following items that is contingent upon receipt of the stockholder consent required pursuant to this Subsection 3.3 shall not, solely by reason thereof, be deemed to be an action or transaction entered into in violation hereof:

(i)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii)   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

(iii)   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock having voting rights greater than one vote per share, or increase the authorized number of shares of Series Seed Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(iv)   (a) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

(v)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of capital stock of the Corporation from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, (iv) repurchases of capital stock of the Corporation issued to or held by employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary pursuant to rights of first refusal contained in agreements providing for such rights, (v) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, (vi) as approved by the Board of Directors, including the approval of at least one Series Seed Director;

(vi)   acquire all of the equity securities of another entity, or all or substantially all of the assets of another entity, in exchange for equity securities of the Corporation;

(vii)   increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Preferred Stock;

(viii)   increase or decrease the authorized number of directors constituting the Board of Directors;

(ix)   alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series Seed Preferred Stock; or

(x)   enter into any agreement to do any of the foregoing.

4.   **Optional Conversion.**

The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Series Seed Original Issue Price by the applicable Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" applicable to any share of Series Seed Preferred Stock shall initially be equal to the Series Seed Original Issue Price applicable to such share. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent, and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing a Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3   Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4   No Further Adjustment.   Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on such series of Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series

Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1   Special Definitions.   For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsections 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors of the Corporation;

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation;

(ix)   shares of Common Stock, Options or Convertible Securities issued upon the conversion of the Preferred Stock;

(x)   shares of Common Stock, Options or Convertible Securities issued in a registered public offering under the Securities Act of 1933, as amended;

(xi)   shares of Common Stock, Options or Convertible Securities issued in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors.

4.4.2   No Adjustment of Series Seed Conversion Price. No adjustment in an applicable Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to a Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing a Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)　　　If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)　　　Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to a Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)　　　If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Series Seed Conversion Price for a series of Series Seed Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the applicable Series Seed Conversion Price for such series shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "**CP_2**" shall mean the applicable Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "**CP_1**" shall mean the applicable Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this Subsection 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5.   **Mandatory Conversion.**

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share of at least $10.00 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and resulting in at least $50,000,000 of gross proceeds, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6.   **Redeemed or Otherwise Acquired Shares.** Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

7.   **Waiver.** Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8.   **Notices.** Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this charter has been executed by a duly authorized officer of this corporation on the date indicated below.

COMPANY:

ELEMENO HEALTH, INC.

By: _____

Print: Arup Roy-Burman

Title: CEO

Date: [Initial Closing Date]